貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 MAY -1 P 1:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 28, 2008

Our ref: 32073984-130435

S[redacted]ion
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08002268

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 24, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
MAY 06 2008
THOMSON REUTERS

Chun-Hui Lin / Mark Herz

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on April 24, 2008:

1. Supplemental Circular to the Circular to Shareholders dated March 25, 2008 in respect of (1) Proposal to Obtain General Mandate to Issue Shares; (2) Proposed Acquisition of Equity Interests in the Target Companies from China Huadian; (3) Proposed Issuance of Bonds with Warrants; and (4) Proposed Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation, released on April 25, 2008.

2. Discloseable and Continuing Connected Transaction – Financial Services Agreement with Huadian Finance, released on April 25, 2008.

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to what action to take in relation to this supplemental circular, you should consult an exchange participant or other securities dealer licensed as a licensed person under the Securities Futures Ordinance, bank manager, solicitor, certified public accountant or other professional adviser.

If you have sold or transferred all your shares in Huadian Power International Corporation Limited* (the "**Company**"), you should at once hand this supplemental circular to the purchaser(s) or the transferee(s) or to the bank, exchange participant or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") takes no responsibility for the contents of this supplemental circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

This supplemental circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

SUPPLEMENTAL CIRCULAR
TO
THE CIRCULAR TO SHAREHOLDERS DATED 25 MARCH 2008
IN RESPECT OF
(1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED ACQUISITION OF EQUITY INTERESTS IN THE TARGET COMPANIES FROM CHINA HUADIAN;
(3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS; AND
(4) PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

This supplemental circular should be read together with the circular (the "**Circular**") to the shareholders of the Company dated 25 March 2008. The notice of extraordinary general meeting of the Company to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 2:00 p.m. on Tuesday, 13 May 2008 is set out on pages 118 to 125 of the Circular.

25 April 2008

* *For identification purpose only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

Directors:
Cao Peixi *(Chairman, Non-executive Director)*
Chen Feihu *(Vice Chairman, Non-executive Director)*
Zhu Chongli *(Vice Chairman, Non-executive Director)*
Chen Jianhua *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Chen Bin *(Non-executive Director)*
Zhong Tonglin *(Executive Director)*
Zhao Jinghua *(Independent Non-executive Director)*
Ding Huiping *(Independent Non-executive Director)*
Wang Chuanshun *(Independent Non-executive Director)*
Hu Yuanmu *(Independent Non-executive Director)*

Legal address and head office:
14 Jingsan Road
Jinan, Shandong Province
The PRC

Place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

25 April 2008

To the Shareholders:

Dear Sir/Madam,

**(1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED ACQUISITION OF EQUITY INTERESTS IN THE TARGET COMPANIES FROM CHINA HUADIAN;
(3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS; AND
(4) PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION**

1. INTRODUCTION

Reference is made to the circular (the "**Circular**") dated 25 March 2008 of Huadian Power International Corporation Limited* (the "**Company**") which contained, inter alia, information on: (1) proposal to obtain General Mandate to issue shares; (2) proposed acquisition of Equity Interests in the Target Companies from China Huadian; (3) proposed issuance of Bonds with Warrants; and (4) proposed subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation. Definitions and terms used in this supplemental circular, unless the context requires otherwise, shall bear the same meanings as those defined in the Circular.

The Circular contained the notice for the EGM to be convened for the purpose of approving, inter alia, the Acquisition. The EGM will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC at 2:00 p.m. on Tuesday, 13 May 2008.

This supplemental circular should be read together with the Circular. In particular, Shareholders' attention is drawn to the sub-paragraph headed "Consideration" under the paragraph headed "3. Acquisition — (1) The Acquisition Agreement" on pages 4 and 5 of the Circular. The purpose of this supplemental circular is to give the Shareholders further information relating to the Consideration.

2. SUPPLEMENTAL INFORMATION OF THE CONSIDERATION

As disclosed in the Circular, the final Consideration is the amount stated in the valuation report prepared by China Enterprise Appraisals (the "**Valuation Report**"), which will be endorsed by SASAC. The Company anticipated that SASAC may endorse certain adjustment to the Valuation Report, but the extent of such adjustment could not be determined as at 19 March 2008, being the latest practicable date prior to the printing of the Circular. As disclosed on page 52 of the Circular, the Independent Financial Adviser took the view that a downward adjustment to the Consideration would be favorable to the Company and an upward adjustment of 10% of the Consideration would be acceptable. Accordingly, the Directors advised that a separate letter of advice from the Independent Financial Adviser with its view on the adjustment to the Consideration would be necessary in the event that there is an upward adjustment of more than 10% of the Consideration.

Subsequent to the despatch of the Circular, SASAC endorsed the Valuation Report on 22 April 2008. The final Consideration, as endorsed by the SASAC is now revised to RMB2,047,950,300 (approximately HK$2,278,031,479), representing an upward adjustment of 1.84% to the Consideration. Accordingly, the Consideration as set out in the Acquisition Agreement will be revised to RMB2,047,950,300 (approximately HK$2,278,031,479). In light of the circumstances, the Company considers that it is not necessary for the Independent Financial Adviser to issue a separate letter of advice with its view on the adjustment to the Consideration.

RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this supplemental circular have been arrived at after due and careful consideration and there are no other facts not contained in this supplemental circular, the omission of which would make any statement contained herein misleading.

Yours faithfully,
For and on behalf of the Board
Huadian Power International Corporation Limited*
Cao Peixi
Chairman

* *For identification purpose only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

DISCLOSEABLE AND CONTINUING CONNECTED TRANSACTION – FINANCIAL SERVICES AGREEMENT WITH HUADIAN FINANCE

The Board announced that on 25 April 2008, the Company and Huadian Finance entered into the Financial Services Agreement, pursuant to which Huadian Finance has agreed to provide the Group with deposit services, settlement services, loan services and Other Financial Services subject to the terms and conditions provided therein. Huadian Finance is a financial institution regulated by PBC and CBRC and was established pursuant to the relevant laws and regulations relating to the establishment of "group finance company" to provide financial services to the member companies of China Huadian, including the Group.

China Huadian is a controlling shareholder of the Company. Huadian Finance is a subsidiary of China Huadian and therefore is a connected person of the Company. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder will constitute continuing connected transactions of the Company under the Hong Kong Listing Rules, which are subject to the following disclosure requirements:

Non-exempt continuing connected transactions – deposit services

The continuing connected transactions involving the provision of deposit services to the Group by Huadian Finance (including the Proposed Deposit Cap for such deposits) are subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company intends to deposit almost all of the Group's cash balance in Huadian Finance pursuant to the Financial Services Agreement.

The non-exempt continuing connected transactions involving the provision of deposit services to the Group by Huadian Finance also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the notification, announcement and circular requirements as set out in Rules 14.34 to 14.39 of the Hong Kong Listing Rules.

Exempt continuing connected transactions – settlement services

The continuing connected transactions involving the provision of settlement services to the Group by Huadian Finance are exempted from the reporting, announcement and Independent Shareholders' approval requirements as each of the percentage ratios (other than the profits ratio) (where applicable) is, on an annual basis, expected to be less than 0.1%.

Exempt continuing connected transactions- Loan services

Pursuant to the Financial Services Agreement, before Huadian Finance provides to the Group loan services,

Huadian Finance and the relevant member of the Group are required to negotiate and enter into separate agreement. Accordingly, Huadian Finance and relevant members of the Group have entered into such separate agreements.

The continuing connected transactions involving the provision of loan services to the Group by Huadian Finance are exempted from the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules as these transactions constitute financial assistance provided by a connected person for the benefit of the Group on normal commercial terms where no security over the assets of the Group is granted in respect of the financial assistance.

Other Financial Services

Pursuant to the Financial Services Agreement, before Huadian Finance provides to the Group Other Financial Services, Huadian Finance and the relevant member of the Group are required to negotiate and enter into separate agreement. As at the date of this announcement, the Company confirms that none of the member of the Group has entered into any separate agreement with Huadian Finance for the provision of Other Financial Services. The Company confirms it will comply with the applicable notification, disclosure and/or shareholders' approval requirements under the Hong Kong Listing Rules in the event any member of the Group enters into any such separate agreement with Huadian Finance .

Hong Kong Listing Rules requirements

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to deposit services contemplated under the Financial Services Agreement and the Proposed Deposit Cap.

Somerley Limited has been appointed as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders on, among other things, the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap.

A circular containing further information relating to the Financial Services Agreement, a letter from the Independent Board Committee to the Independent Shareholders, a letter of advice from Somerley Limited to the Independent Board Committee and the Independent Shareholders, and a notice to convene the AGM to approve, by way of poll, among other things, the terms in relation to deposit services in the Financial Services Agreement and the Proposed Deposit Cap will be despatched to the Shareholders as soon as practicable.

I. THE FINANCIAL SERVICES AGREEMENT

Introduction

The Board announced that on 25 April 2008, the Company and Huadian Finance entered into the Financial Services Agreement, pursuant to which Huadian Finance has agreed, subject to the terms and conditions therein, to provide certain financial services to the Group on a non-exclusive basis.

Huadian Finance was established pursuant to the relevant PRC laws and regulations relating to the establishment of "group finance company" to enhance the centralized management of funds among, and to improve the fund utilization of the individual member companies of, China Huadian, including the Group. Huadian Finance is a non-banking financial institution approved and regulated by PBC and CBRC. Huadian Finance only provides financial services to China Huadian and its member companies in the PRC.

The Company utilises the services of Huadian Finance on a voluntary, non-exclusive basis and is not obliged to engage Huadian Finance for any particular services, or at all. Huadian Finance is merely one of a number of financial institutions which provide financial services to the Group.

Key terms

1. Date

25 April 2008

2. Effective Date and Term

The Financial Services Agreement shall become effective for a term of 3 years upon the approval of the Independent Shareholders at the AGM.

3. Parties

(a) the Company; and
(b) Huadian Finance.

4. Major Terms

(a) Deposit services:

(i) Interest rates for the Group's deposits with Huadian Finance shall not be lower than the interest rates for deposits offered by the commercial banks in the PRC during the same period and shall not be lower than the interest rates for the same type of deposits by other member companies of China Huadian;

(ii) The average daily deposit amount placed by the Group with Huadian Finance shall not be more than the average monthly loan amount from Huadian Finance to the Group and shall not be more than RMB1.5 billion; and

(iii) If Huadian Finance is unable to repay the Group's deposits, the Company has the right to terminate the Financial Services Agreement and to set off the deposit amounts due to the Group from Huadian Finance against the loan amounts outstanding from the Group to Huadian Finance. In the event that the Group suffers financial loss by reason of the default of Huadian Finance, Huadian Finance shall compensate the Group for the full amount of the loss suffered by the Group and the Group is entitled to terminate the Financial Services Agreement.

(b) Settlement services:

(i) The settlement services means the services provided by Huadian Finance to the Group in relation to effecting any payment out of any fund held by Huadian Finance or accepting payment of fund to the Company, in both cases on the Company' behalf and to the order of the Company; and

(ii) The fees charged by Huadian Finance for the provision of settlement services shall comply with the relevant guidelines and regulations promulgated by PBC and shall not be higher than the fees charged by other financial institutions in the PRC for the same services.

(c) Loan services and Other Financial Services:

(i) Huadian Finance will, in accordance with the Company's instructions and requests, provide to the Group loan services and Other Financial Services. Before Huadian Finance provides to the Group loan services and Other Financial Services, Huadian Finance and the relevant member of the Group are required to negotiate and enter into separate agreement(s); and

(ii) The fees charged by Huadian Finance for the provision of loan services and Other Financial Services shall not be higher than the fees charged by other financial institutions in the PRC for the same services.

(d) The Group may obtain financial services from other financial institutions in addition to those provided by Huadian Finance pursuant to the Financial Services Agreement.

Information on Huadian Finance

Huadian Finance was established on 12 February 2004 as a limited liability company in Beijing, the PRC. It is licensed by CBRC and is engaged in the provision of financial services which principally include deposit taking, provision of loans, issue of corporate debentures, inter-bank lending, as well as other financial services such as finance leasing, bills acceptance and discounting, entrusted loans and entrusted investment to member companies, arrangement of buyer's credit for member companies' products, underwriting of corporate debentures of member companies, provision of financial advisory, credit certification and other advisory agency service and security to member companies, and other financial services as may be approved by CBRC.

Huadian Finance was rated AA+ by Dagong Global Credit Rating Company Limited on 7 September 2007, indicating that Huadian Finance's ability to pay its debts is very strong, its risk of default is very low and the influence caused by negative economic conditions will not be substantial. Dagong Global Credit Rating Company is an independent credit rating company engaged by Huadian Finance relating to its application to PBC for the issue of corporate bonds and is one of the five credit rating organizations accepted by PBC for the purpose of corporate bonds issuance.

As of 31 December 2007, the registered capital of Huadian Finance was RMB800,000,000 . Huadian Finance also had a total asset value of approximately RMB9,700,000,000 which included liquid assets (such as bank deposits, central bank reserves, short-term loans, central bank notes and treasury bonds) of approximately RMB5,300,000,000. It has secured lines of credit of an amount up to RMB8,700,000,000 from several major commercial banks in the PRC. Based on the audited accounts of the Huadian Finance prepared in accordance with PRC accounting principles, Huadian Finance's before-tax profits were approximately RMB78,840,000, RMB148,590,000 and RMB405,642,100 for the years ended 31 December 2005, 2006 and 2007 respectively, and its after-tax profits were approximately RMB45,330,000, RMB97,060,000 and RMB335,491,200 respectively, representing an annual return on equity of about 9.07% and 12.13% 30.27 % for the same periods. As of 31 December 2005, 2006 and 2007, the current ratios of Huadian Finance were approximately 68.05%, 61.39% and 11.39 % respectively and its capital adequacy ratios were approximately 15.11%, 20.24% and 26.46% respectively, which are all in compliance with the requirement of CBRC with regards to the capital adequacy ratio applicable to the finance companies of enterprise groups.

Huadian Finance is subject to stringent regulations and is regulated by PBC and CBRC. CBRC supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the applicable laws and regulations, CBRC has powers to issue corrective and/or disciplinary orders and to impose penalties and/or fines on a group finance company. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBRC on 27 July 2004, group finance companies, including Huadian Finance:

(a) are not allowed to engage in non-financial service business, including property investment or trading;

(b) must comply with the following ratio requirements: (i) the capital adequacy ratio shall not be lower than 10%, (ii) the net inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company, (iii) the total amount of outstanding guarantees shall not be more than the total registered capital of the relevant finance company, and (iv) the ratio of self-owned fixed assets to total equity shall not exceed 20%; and

(c) are required to deposit a mandatory proportion of the deposits they have received with PBC.

As far as the Directors are aware, Huadian Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(a) it has established corporate governance structure to ensure the effectiveness of its internal controls including the establishment of 4 committees namely, the risk management committee, the audit committee, the risk control committee and the investment decisions committee;

(b) it has in place effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBC and CBRC regulations. It has also

implemented various risk management tools to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments; and

(c) it has in place intra-group check-and-balance mechanisms (such as division of duties, regular and random internal examination, re-assessment and upper level supervision) to identify operational bottlenecks and irregularities and to deal with problems (if any) in a timely and effective manner.

In assessing the financial risks involved in placing deposits with Huadian Finance, the Directors have taken into account the following factors:

(a) the operations of Huadian Finance are subject to the supervision of PBC and CBRC and are regulated by the relevant PRC financial services rules and regulations;

(b) the Company has 2 board representatives at Huadian Finance and will therefore be able to monitor knowledge of developments within Huadian Finance; and

(c) Huadian Finance has established internal control and risk management systems in accordance with the relevant PRC financial services rules and regulations.

Internal control procedures and corporate governance measures

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Huadian Finance's services:

(a) where the Group needs to enter into any loan or credit facilities agreements with Huadian Finance in relation to its borrowings from Huadian Finance, it will obtain at least 2 comparable offers from independent commercial banks or financial institutions for a loan of the same term or a credit facility of the same nature (as the case may be). The terms of all such offers, together with the offer from Huadian Finance, will be forthwith disclosed to the chief financial officer of the Company for review;

(b) the Company will report to the independent non-executive Directors every 6 months on the loan or credit facilities agreements entered into with Huadian Finance together with information on the comparable offers obtained from independent commercial banks or financial institutions;

(c) a monthly report on the status of the Group's deposits with Huadian Finance will be delivered by Huadian Finance to the Company on the third business day of the following month;

(d) a copy of every regulatory report submitted by Huadian Finance to CBRC will be provided to the Company; and

(e) the financial statements of Huadian Finance will be provided to the Company on the fifth business day after the end of each quarter.

The Board considers that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures will give sufficient assurance to the Shareholders that the continuing connected transactions will be appropriately monitored by the Company.

Reasons for and benefits expected to acquire from the Financial Services Agreement

The reasons for the Group to enter into the Financial Services Agreement with Huadian Finance are as follows:

(a) The interest rates on deposits offered by Huadian Finance to the Group will be equal to or more favourable, depending on the case, than those offered to the Group by the commercial banks in the PRC.

(b) Huadian Finance is regulated by PBC and CBRC and provides its services in accordance with and in

satisfaction of the rules and operational requirements of these regulatory authorities. In addition, capital risks are reduced through the introduction of risk control measures.

(c) The Group is expected to benefit from Huadian Finance's understanding of the Group's operations which should render more expedient and efficient service provision than the commercial banks in the PRC.

(d) Huadian Finance is a non-banking financial institution regulated by PBC and CBRC and is entitled to interbank interest rates for commercial banks in the PRC.

(e) The Company also holds a 15% equity interest in Huadian Finance and accordingly, the Company will benefit from Huadian Finance's profits.

(f) Pursuant to the relevant regulations of PBC and CBRC, the customers of Huadian Finance are limited to the group members of China Huadian. Restricting the customers of Huadian Finance to the group members of China Huadian will reduce the risks that Huadian Finance may otherwise be exposed to if its customers include other entities unrelated to China Huadian.

The Directors (including the independent non-executive Directors) believe that the terms of the Financial Services Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Proposed Deposit Cap and rationale

Deposit services

Prior to the entering of the Financial Services Agreement, the Company has not placed any money with Huadian Finance as deposits. The Board has considered and proposed the following cap in respect of the maximum average daily outstanding balance of deposits (including accrued interest) placed by the Group with Huadian Finance during the term of the Financial Services Agreement:

Transactions	Proposed Deposit Cap	Basis of determination of the Proposed Deposit Cap
Deposit services	RMB1,500,000,000	The Proposed Cap has been determined with reference to the control of financial risks in selecting providers of financial services, taking into account business development plans and financial needs of the Group during the term of the Financial Services Agreement. The Proposed Deposit Cap has also be determined with reference to the Group's cash balance, which as at 31 December 2007 is approximately RMB1.37 billion. The Company intends to deposit almost all of the Group's cash balance in Huadian Finance.

Settlement services

The Directors estimate the total fees payable by the Group to Huadian Finance in relation to the provision of settlement services will fall within the *de minimis* threshold as stipulated under the Hong Kong Listing Rules and would therefore be exempted from all reporting, announcement and Independent Shareholders' approval requirements. Therefore, no cap is required to be set in this regard.

Loan Services

Pursuant to the Financial Services Agreement, before Huadian Finance provides to the Group loan services, Huadian Finance and the relevant member of the Group are required to negotiate and enter into separate agreement. Accordingly, Huadian Finance and relevant members of the Group have entered into such separate agreements. The loan services provided by Huadian Finance to the Group are on normal commercial terms and no security over the assets of the Group will be granted in respect of the loans. As such, such loan services are exempt continuing connected transactions under Rule 14A.65(4) of the Hong Kong Listing Rules

and no cap would be required to be set in respect of the provision of such loans by Huadian Finance to the Group.

Other Financial Services

Pursuant to the Financial Services Agreement, before Huadian Finance provides to the Group Other Financial Services, Huadian Finance and the relevant member of the Group are required to negotiate and enter into separate agreement. As at the date of this announcement, the Company confirms that none of the member of the Group has entered into any separate agreement with Huadian Finance for the provision of Other Financial Services. The Company confirms it will comply with the applicable notification, disclosure and/or shareholders' approval requirements under the Hong Kong Listing Rules in the event any member of the Group enters into any such separate agreement with Huadian Finance .

Continuing connected transactions

China Huadian is the controlling shareholder of the Company. As at the date of this announcement, Huadian Finance is directly interested as to (i) 15% by the Company, (ii) 46.88% by China Huadian, and (iii) the remaining interests by several subsidiaries of China Huadian other than the Company. Huadian Finance is an associate of China Huadian and therefore a connected person of the Company. Accordingly, the Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

The provision of financial services by Huadian Finance to the Group constitutes continuing connected transactions under the Hong Kong Listing Rules, which are subject to the following disclosure requirements:

(a) provision of deposit services and the Proposed Deposit Cap are non-exempt continuing connected transactions subject to the reporting, announcement and Independent Shareholders' approval requirements. The Company will seek the Independent Shareholders' approval at the AGM for the deposit services (including the Proposed Deposit Cap) on the condition that the Proposed Deposit Cap will not exceed RMB1,500,000,000.

(b) provision of settlement services is exempted from the reporting, announcement and Independent Shareholders' approval requirements, as each of the percentage ratios (other than the profits ratio) (where applicable) is, on an annual basis expected to be less than 0.1%.

(c) provision of loan services to the Group by Huadian Finance is exempted from the reporting, announcement and the Independent Shareholders' approval requirements as it constitutes financial assistance provided by a connected person for the benefit of the Group on a normal commercial terms where no security over the assets of the Group is granted in respect of the financial assistance.

The Company will comply with the necessary reporting, announcement and shareholder's approval requirements in accordance with the Hong Kong Listing Rules in the event any member of the Group enters into separate agreement in relation to the provision of Other Financial Services by Huadian Finance. The Company will also comply with the necessary reporting, announcement and shareholder's approval requirements in accordance with the Hong Kong Listing Rules in the event that the fees payable to Huadian Finance for the settlement services under the Financial Services Agreement exceed the *de minimis* threshold.

The provision of deposit services to the Group by Huadian Finance also constitutes discloseable transactions under Chapter 14 of the Hong Kong Listing Rules and is therefore subject to the notification, announcement and circular requirements as set out in Rules 14.34 to 14.39 of the Hong Kong Listing Rules.

The Board considers that the continuing connected transactions constituted by the provision of financial services by Huadian Finance to the Group will be conducted on normal commercial terms or on terms no less favourable than those available from other commercial banks in the PRC, and are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole and the terms of the Financial Services Agreement and the Proposed Deposit Cap are fair and reasonable.

Approval by the Independent Shareholders

The deposit services contemplated under the Financial Services Agreement and the Proposed Deposit Cap are subject to approval by the Independent Shareholders under the Hong Kong Listing Rules. China Huadian who holds an aggregate of approximately 50.01% of the issued share capital of the Company, will abstain from voting in relation to the resolutions approving the terms of the Financial Services Agreement relating to the provision of deposit services and the Proposed Deposit Cap at the AGM.

Information on the Company

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation.

II. AGM

The Directors will convene the AGM for the Independent Shareholders to approve, by way of poll, among other things, the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to deposit services contemplated under the Financial Services Agreement and the Proposed Deposit Cap.

Somerley Limited has been appointed as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders on, among other things, the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap.

A circular containing further information relating to the Financial Services Agreement, a letter from the Independent Board Committee to the Independent Shareholders, a letter of advice from Somerley Limited to the Independent Board Committee and the Independent Shareholders, and a notice to convene the AGM to approve, among other things, the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap will be despatched to the Shareholders as soon as practicable.

III. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	means the annual general meeting of the Company for the financial year ending 31 December 2007 to be held to approve, by way of poll, among other things, the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap
"Board"	means the board of Directors of the Company
"CBRC"	means 中國銀行業監督管理委員會 China Banking Regulatory Commission
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and a controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"connected person(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Directors"	means the directors of the Company
"Financial Services	means the financial services agreement entered into between the Company and

Agreement"	Huadian Finance on 25 April 2008
"Group"	means the Company and its subsidiaries
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Huadian Finance"	means 中國華電集團財務有限公司 China Huadian Corporation Finance Company Limited*, a limited liability company established in the PRC
"Independent Board Committee"	the independent committee of the Board comprising Mr. Zhao Jinghua, Mr. Ding Huiping, Mr. Wang Chuanshun and Mr. Hu Yuanmu, being independent non-executive Directors, established for the purpose of advising the Independent Shareholders in respect of the terms of the Financial Services Agreement relating to the provision of deposit services by Huadian Finance and the Proposed Deposit Cap, with Mr. Zhao Jinghua acting as the Chairman
"Independent Shareholders"	Shareholders of the Company other than China Huadian and its associates
"Other Financial Services"	means apart from deposit, settlement and loan services, other financial services Huadian Finance agreed to provide to the Company under the Financial Services Agreement (subject to the terms and conditions provided therein), namely: finance leasing services, handling of buyer's credit, handling of bill acceptance and discounting services, handling of entrusted loans and entrusted investment, handling of financial and financing consultation, credit certification and other related consulting and agency services, provision of security and other financial services as may be approved by CBRC
"PBC"	means 中國人民銀行 People's Bank of China
"PRC"	means the People's Republic of China
"Proposed Deposit Cap"	means the proposed maximum average daily outstanding balance of deposits (including accrued interest) placed by the Group with Huadian Finance during the term of the Financial Services Agreement
"RMB"	means Renminbi, the lawful currency of the PRC
"Shareholders"	registered holder(s) of the shares of the Company

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the board of Directors comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
25 April 2008

* *For identification purpose only*

貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

2008 MAY -1 P 1:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 29, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 28, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin / Mark Herz

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on April 28, 2008:

1. 2008 First Quarterly Results, released on April 28, 2008.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2008 FIRST QUARTERLY RESULTS

華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is required to publish its quarterly results pursuant to and in accordance with the relevant PRC laws and regulations.

All financial information set out in the Company's 2008 first quarterly report (the "**Quarterly Report**") is unaudited, and the relevant financial statements are prepared in accordance with China Accounting Standards for Business Enterprises (2006) ("**CAS (2006)**").

This announcement is made in compliance with the disclosure requirements under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

1. IMPORTANT NOTICE

1.1 The board of directors (the "**Board**"), the supervisory committee of the Company and its directors (the "**Directors**"), supervisors and senior management confirm that there are no misleading statements or misrepresentation or material omission contained in the Quarterly Report, and collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

1.2 All of the Directors attended in person the 27th meeting of the fourth session of the Board.

1.3 The Quarterly Report is unaudited, and the relevant financial statements are prepared in accordance with the CAS(2006).

1.4 Mr. Cao Peixi (Chairman of the Company), Mr. Zhu Fangxin (Chief accountant)

and Mr. Chen Cunlai (Head of the accounting department) have confirmed the truthfulness and completeness of the financial statements in the Quarterly Report.

1.5 This announcement is made in compliance with the disclosure requirements under Rule 13.09 of the Hong Kong Listing Rules.

2. COMPANY PROFILE

2.1 Major financial information and financial indicators (unaudited)

Currency: RMB

	At the end of the current reporting period	At the end of last year	Increase/decrease from the end of last year (%)
Total assets (RMB'000)	69,162,960.00	65,753,194.00	5.19
Owners' equity (or Shareholders' equity) (RMB'000)	14,357,418.00	14,335,634.00	0.15
Net assets per share attributable to the shareholders of the listed company(RMB)	2.39	2.38	0.15
	From the beginning of the year to the end of the reporting period		Increase/decrease from the corresponding period of last year (%)
Net cash flow from operating activities (RMB'000)	53,460.00		-96.39
Net cash flow from operating activities per share (RMB)	0.009		-96.39
	Current reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease from the corresponding period of last year (%)
Net profit attributable to the shareholders of the listed company(RMB'000)	21,783.00	21,783.00	-92.07
Basic earnings per share (RMB)	0.004	0.004	-92.07
Basic earning per share after non-recurring items (RMB)	0.003	0.003	-93.77
Diluted earnings per share (RMB)	0.004	0.004	-92.07
Return on net assets (fully diluted) (%)	0.15	0.15	Decreased by 1.85 percentage points
Return on net assets after non-recurring items (fully diluted) (%)	0.12	0.12	Decreased by 1.90 percentage points
Non-recurring items		From the beginning of the year to the end of the reporting period (RMB'000)	
Other non-operating net income/expenses		6,420	
Income tax impact		1,603	

Non-recurring profit and loss attributable to the parent company(after tax)	4,498
Non-recurring profit and loss attributable to the minority shareholders (after tax)	319
Total	4,817

2.2 Total number of shareholders and top 10 registered holders of listed shares not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period (Shareholders)	247,268	
Shareholdings of top ten holders of listed shares not subject to trading moratorium		
Full name of shareholders	Number of listed shares not subject to trading moratorium held as at the end of the reporting period	Class of shares
HKSCC Nominees Limited	1,426,061,900	Overseas listed foreign shares
Shandong International Trust Corporation	252,582,811	Ordinary shares denominated in RMB
Shandong Luneng Development (Group) Company Limited	81,344,668	Ordinary shares denominated in RMB
China Huadian Corporation	60,088,467	Ordinary shares denominated in RMB
Zaozhuang City Infrastructure Investment Company	18,800,018	Ordinary shares denominated in RMB
Industrial and Commercial Bank of China – NuoAn Securities Investment Fund	8,129,634	Ordinary shares denominated in RMB
Bank of China - Jiashi Hushen 300 Index Securities Investment Fund	5,861,830	Ordinary shares denominated in RMB
Industrial and Commercial Bank of China –E Fund Value Growth Mixed Securities Investment Fund	4,479,873	Ordinary shares denominated in RMB
China Construction Bank – Boshi Yufu Securities Investment Fund	3,199,986	Ordinary shares denominated in RMB
Portfolio 106 of the PRC Social Insurance Fund	2,000,000	Ordinary shares denominated in RMB

3. SIGNIFICANT EVENTS

3.1 The status and reasons for, material changes in major accounting items and financial indicators of the Company

During the first quarter of 2008, all generating units of the Company maintained safe and smooth operation.

(1) The Company's operating revenue for the first quarter was RMB6,477 million, representing an increase of 54.65% compared with the same period of last year, mainly attributable to the growth of power generation in the first quarter.

(2) The Company's operating cost for the first quarter was RMB5,762 million, representing an increase of 69.08% compared with the same period of last year, mainly attributable to the growth of power generation in the first quarter and the significant rise of coal price.

(3) The Company's operating profit for the first quarter was RMB1.50 million, representing a decrease of 99.58% compared with the same period of last year; the net profit attributable to the owners of the Company was RMB22 million, representing a decrease of 92.07% compared with the same period of last year; earnings per share were RMB0.004. The decrease in operating profit and net profit of the Company was mainly attributable to the surging coal price in the first quarter.

(4) The Company's finance cost for the first quarter was RMB518 million, representing an increase of 83.76% compared with the same period of last year, mainly attributable to the loan interests of newly operated generating units charged into income statement.

(5) The Company's account receivables as at 31 March 2008, amounted to RMB2,274 million, representing an increase of 34.43% from 1 January 2008, which was mainly attributable to the increase in electricity income receivable.

(6) The Company's prepayment as at 31 March 2008 amounted to RMB519 million, representing an increase of 98.88% from 1 January 2008, which was mainly attributable to the prepayment to coal suppliers for coal purchase.

(7) The Company's inventories as at 31 March 2008 amounted to RMB1,114 million, representing an increase of 71.37% from 1 January 2008, which was mainly attributable to the increased coal inventory level and the significant rise of coal price.

(8) The Company's prepayment for constructions and construction materials as at 31 March 2008 amounted to RMB3,075 million, representing an increase of 87.55% from 1 January 2008, which was mainly attributable to the increase in prepayment to the infrastructure projects investment.

(9) The Company's bills payable as at 31 March 2008 amounted to RMB1,423 million, representing a decrease of 39.34% from 1 January 2008, which was mainly attributable to the decrease in issue of bills and the repayment of expired bills.

(10)The Company's taxes payable as at 31 March 2008 amounted to RMB207 million, representing a decrease of 38.62% from 1 January 2008, which was mainly attributable to the

decrease of profit in the first quarter.

3.2 Note and analysis on the progress of significant events and their impact and solution

The authorization application report for Luohe Heat and Electricity Co-generation Project in Henan Province has been submitted to the National Development and Reform Commission (the "**NDRC**"). Lingwu Company Phase II project, the Liuan Expansion Project in Anhui Province and Fengjie Thermal Power Project in Chongqing have been listed in the 2008 excellence selection plan and reported to NDRC. Meanwhile, the Company put more efforts in the preliminary preparation of Laizhou Phase I Project and Zibo Company Expansion Project, and proactively carried out relevant requirements for authorization. The authorization application report for Luding Hydropower Project has been submitted to NDRC.

Yihetala Phase I 49.5MW Wind Power Project in Inner Mongolia was authorized by Development and Reform Commission of Inner Mongolia Autonomous Region. The Company won the bidding for 300MW wind power concession project at Beiqinghe, Tongliao Area, Inner Mongolia and submitted the authorization application report to the NDRC. Furthermore, the Guyuan 100MW Wind Power Project in Hebei Province which has been qualified for authorization requirements is in progress of submission of the authorization application report.

Figures for the same period of last year were retrospectively restated in accordance with requirements of China Accounting Standards Bulletin No. 1 promulgated by the Ministry of Finance on 16 November 2007.

3.3 Status of performance of undertakings made by the Company, shareholders and de facto controllers

(1) China Huadian Corporation ("**China Huadian**") will not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting of the listing status of such non-circulating shares of the Company. Moreover, China Huadian will also comply with the same undertakings for its 196,000,000 placed A shares and the 58,800,000 shares offered to it under the share reform. China Huadian had performed the above undertakings during the reporting period.

(2) China Huadian will increase its holding of the Company's circulating A shares at the right time within two months after the implementation and completion of the share reform of the Company. The amount contributed will not be more than RMB300 million and the number of shares to be acquired by China Huadian will not be more than 120,000,000 shares. China Huadian will not sell the acquired shares and will duly discharge the obligation of relevant information disclosure during the period of the acquisition and within 6 months after the completion of the plan to acquire social public shares of the Company. China Huadian had performed the above undertakings during the reporting period.

(3) Upon the official promulgation and implementation of the relevant regulations in relation to

the incentive plan for the management of listed companies by PRC, China Huadian will proactively procure an incentive plan for the management of the Company. The Company is exploring implementation of such a plan at present.

The Company's unaudited consolidated balance sheet and balance sheet as at 31 March 2008, consolidated income statement and income statement, consolidated cash flow statement and cash flow statement for the three months ended 31 March 2008 (all prepared in accordance with the CAS(2006)) are published on the website of the Shanghai Stock Exchange (www.sse.com.cn).

By order of the Board
Huadian Power International Corporation Limited*
Chairman
Cao Peixi

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin(Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
28 April 2008

* For identification only

END